# JPMORGAN ETF EFFICIENTE 5 INDEX HYPOTHETICAL BACK-TESTED AND HISTORICAL WEIGHTINGS

July 2015

J.P.Morgan

# JPMorgan ETF Efficiente 5 Index Historical Weightings

## J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – Jan 2014 to Present

| 2015 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
|------|-----|-----|-----|-----|-----|-----|-----|-----|-----|-----|-----|-----|------|
| July | 0% | 10% | 20% | 0% | 0% | 5% | 0% | 20% | 0% | 0% | 0% | 0% | 45% |
| June | 0% | 10% | 20% | 10% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 40% |
| May | 5% | 10% | 20% | 20% | 5% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 35% |
| April | 0% | 10% | 0% | 20% | 5% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 45% |
| March | 20% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% |
| February | 20% | 5% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 15% |
| January | 20% | 5% | 0% | 20% | 15% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% |

| 2014 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
|------|-----|-----|-----|-----|-----|-----|-----|-----|-----|-----|-----|-----|------|
| December | 20% | 5% | 0% | 20% | 20% | 0% | 0% | 10% | 0% | 0% | 20% | 0% | 5% |
| November | 20% | 5% | 0% | 20% | 15% | 0% | 0% | 15% | 0% | 0% | 20% | 5% | 0% |
| October | 20% | 0% | 0% | 20% | 20% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 0% |
| September | 15% | 0% | 0% | 20% | 20% | 0% | 20% | 5% | 0% | 0% | 20% | 0% | 0% |
| August | 20% | 0% | 0% | 20% | 15% | 0% | 20% | 5% | 0% | 0% | 20% | 0% | 0% |
| July | 20% | 0% | 5% | 20% | 5% | 0% | 20% | 5% | 0% | 0% | 20% | 0% | 0% |
| June | 20% | 0% | 5% | 20% | 15% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 0% |
| May | 20% | 0% | 5% | 20% | 20% | 10% | 0% | 0% | 10% | 0% | 15% | 0% | 0% |
| April | 20% | 0% | 0% | 15% | 15% | 20% | 0% | 20% | 0% | 0% | 10% | 0% | 0% |
| March | 20% | 10% | 0% | 10% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 20% | 0% |
| February | 20% | 10% | 0% | 10% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 20% |
| January | 15% | 5% | 20% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 40% |

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a daily adjustment factor of 0.50% per annum.

**Historical allocations:** Represents the monthly allocations of each ETF to the Index based on the actual historical allocations of the ETFs to the Index from October 29, 2010 through July 31, 2015. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment.

J.P.Morgan

# JPMorgan ETF Efficiente 5 Index Historical Weightings

## J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – Jan 2011 to December 2013

| 2013 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| December | 20% | 10% | 5% | 0% | 0% | 10% | 0% | 0% | 5% | 0% | 0% | 0% | 50% |
| November | 20% | 10% | 5% | 0% | 10% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 50% |
| October | 20% | 10% | 0% | 0% | 5% | 10% | 0% | 0% | 5% | 0% | 0% | 0% | 50% |
| September | 20% | 10% | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 50% |
| August | 20% | 10% | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| July | 20% | 10% | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| June | 20% | 10% | 0% | 0% | 0% | 15% | 0% | 0% | 0% | 0% | 10% | 0% | 45% |
| May | 10% | 0% | 20% | 20% | 10% | 15% | 0% | 0% | 0% | 0% | 20% | 5% | 0% |
| April | 0% | 10% | 20% | 15% | 0% | 20% | 0% | 0% | 0% | 0% | 20% | 0% | 15% |
| March | 0% | 5% | 20% | 0% | 20% | 15% | 10% | 0% | 0% | 0% | 0% | 30% | 0% |
| February | 0% | 10% | 20% | 0% | 20% | 20% | 0% | 20% | 0% | 0% | 5% | 5% | 0% |
| January | 0% | 0% | 20% | 0% | 20% | 20% | 5% | 20% | 0% | 0% | 0% | 15% | 0% |
| 2012 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
| December | 0% | 0% | 20% | 10% | 20% | 20% | 0% | 20% | 5% | 0% | 0% | 5% | 0% |
| November | 0% | 0% | 20% | 20% | 20% | 10% | 0% | 20% | 0% | 10% | 0% | 0% | 0% |
| October | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 20% | 0% | 10% | 15% | 5% | 0% |
| September | 10% | 0% | 0% | 20% | 15% | 15% | 0% | 20% | 0% | 0% | 20% | 0% | 0% |
| August | 10% | 0% | 0% | 20% | 20% | 10% | 0% | 20% | 0% | 0% | 20% | 0% | 0% |
| July | 15% | 0% | 0% | 20% | 20% | 5% | 0% | 20% | 0% | 0% | 20% | 0% | 0% |
| June | 20% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 0% |
| May | 20% | 0% | 0% | 15% | 0% | 0% | 0% | 20% | 0% | 0% | 10% | 30% | 5% |
| April | 20% | 0% | 0% | 10% | 15% | 10% | 0% | 20% | 0% | 0% | 0% | 25% | 0% |
| March | 20% | 0% | 0% | 20% | 10% | 20% | 0% | 0% | 0% | 0% | 0% | 30% | 0% |
| February | 20% | 0% | 0% | 20% | 10% | 10% | 0% | 0% | 0% | 0% | 0% | 15% | 25% |
| January | 0% | 0% | 0% | 20% | 0% | 20% | 0% | 10% | 0% | 0% | 0% | 10% | 40% |
| 2011 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
| December | 10% | 0% | 0% | 20% | 5% | 5% | 0% | 5% | 0% | 5% | 0% | 10% | 40% |
| November | 15% | 0% | 0% | 20% | 5% | 0% | 0% | 5% | 0% | 10% | 0% | 5% | 40% |
| October | 10% | 0% | 0% | 20% | 10% | 0% | 0% | 5% | 0% | 5% | 0% | 10% | 40% |
| September | 10% | 0% | 0% | 20% | 0% | 0% | 0% | 15% | 0% | 10% | 0% | 15% | 30% |
| August | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 20% | 0% | 10% | 0% | 50% | 0% |
| July | 0% | 5% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 10% | 15% | 50% | 0% |
| June | 20% | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 10% | 15% | 15% | 0% |
| May | 15% | 10% | 0% | 5% | 0% | 5% | 0% | 0% | 10% | 10% | 0% | 0% | 45% |
| April | 20% | 5% | 0% | 0% | 0% | 15% | 0% | 0% | 10% | 0% | 0% | 0% | 50% |
| March | 20% | 5% | 0% | 0% | 0% | 15% | 0% | 0% | 10% | 0% | 0% | 15% | 35% |
| February | 20% | 5% | 0% | 0% | 0% | 15% | 0% | 0% | 0% | 10% | 0% | 15% | 35% |
| January | 15% | 5% | 0% | 0% | 15% | 20% | 0% | 0% | 0% | 10% | 0% | 0% | 35% |

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. The levels of the Index reflect the performance of the index components above a cash index and incorporate a daily adjustment factor of 0.50% per annum.

**Historical allocations:** Represents the monthly allocations of each ETF to the Index based on the actual historical allocations of the ETFs to the Index from October 29, 2010 through December 31, 2013. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment.

J.P.Morgan

# JPMorgan ETF Efficiente 5 Index Historical & Hypothetical Back-Tested Historical Weightings

## J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2009 through 2010

| 2010 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| December | 0% | 0% | 5% | 0% | 20% | 20% | 5% | 20% | 0% | 0% | 0% | 30% | 0% |
| November | 0% | 0% | 0% | 5% | 20% | 20% | 5% | 20% | 0% | 10% | 0% | 20% | 0% |
| October | 0% | 0% | 0% | 20% | 20% | 5% | 0% | 20% | 0% | 10% | 5% | 20% | 0% |
| September | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 20% | 0% | 10% | 10% | 20% | 0% |
| August | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 20% | 0% | 10% | 10% | 0% | 10% |
| July | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 10% | 10% | 40% | 0% |
| June | 0% | 5% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 15% | 25% | 15% |
| May | 0% | 10% | 0% | 0% | 20% | 5% | 0% | 20% | 0% | 0% | 10% | 35% | 0% |
| April | 5% | 0% | 0% | 0% | 20% | 20% | 0% | 20% | 0% | 0% | 10% | 25% | 0% |
| March | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% | 0% | 0% | 10% | 40% | 10% |
| February | 10% | 0% | 0% | 0% | 0% | 15% | 0% | 15% | 0% | 10% | 0% | 50% | 0% |
| January | 5% | 0% | 0% | 0% | 5% | 20% | 0% | 20% | 0% | 0% | 5% | 40% | 5% |
| 2009 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
| December | 5% | 0% | 0% | 5% | 20% | 10% | 0% | 20% | 0% | 10% | 0% | 30% | 0% |
| November | 0% | 0% | 0% | 0% | 20% | 15% | 0% | 20% | 0% | 10% | 0% | 25% | 10% |
| October | 0% | 0% | 5% | 0% | 20% | 15% | 0% | 20% | 0% | 5% | 0% | 5% | 30% |
| September | 0% | 0% | 5% | 0% | 15% | 10% | 0% | 20% | 0% | 0% | 0% | 5% | 45% |
| August | 0% | 0% | 0% | 0% | 15% | 5% | 5% | 20% | 0% | 5% | 0% | 5% | 45% |
| July | 0% | 0% | 0% | 0% | 15% | 0% | 5% | 20% | 0% | 10% | 0% | 0% | 50% |
| June | 0% | 0% | 0% | 0% | 10% | 10% | 0% | 20% | 0% | 10% | 0% | 0% | 50% |
| May | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 10% | 0% | 0% | 50% |
| April | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 50% |
| March | 0% | 0% | 0% | 20% | 15% | 0% | 0% | 10% | 0% | 5% | 0% | 0% | 50% |
| February | 0% | 0% | 0% | 20% | 15% | 0% | 0% | 5% | 0% | 10% | 0% | 0% | 50% |
| January | 0% | 5% | 0% | 20% | 10% | 0% | 0% | 10% | 0% | 5% | 0% | 0% | 50% |

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

**Historical allocations**:  Represents the monthly allocations of each ETF to the Index based on the actual historical allocations of the ETFs to the Index from October 29, 2010 through December 31, 2010

**Hypothetical, historical allocations:** Represents the monthly allocations of each ETF to the Index based on the actual historical allocations of the ETFs to the Index from October 29, 2010 through December 31, 2010.  The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

# JPMorgan ETF Efficiente 5 Index Hypothetical Back-Tested Historical Weightings

## J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2006 through 2008

| 2008 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| December | 0% | 0% | 0% | 20% | 15% | 0% | 0% | 10% | 0% | 5% | 0% | 0% | 50% |
| November | 0% | 5% | 0% | 20% | 15% | 0% | 0% | 5% | 0% | 5% | 0% | 0% | 50% |
| October | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 20% | 0% | 10% | 0% | 0% | 50% |
| September | 0% | 10% | 0% | 20% | 0% | 0% | 0% | 5% | 5% | 0% | 10% | 0% | 50% |
| August | 0% | 10% | 0% | 0% | 0% | 20% | 0% | 5% | 10% | 5% | 0% | 0% | 50% |
| July | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 20% | 10% | 5% | 10% | 30% | 20% |
| June | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 10% | 10% | 10% | 0% | 15% | 35% |
| May | 0% | 0% | 0% | 5% | 5% | 0% | 0% | 20% | 10% | 5% | 5% | 35% | 15% |
| April | 0% | 0% | 0% | 5% | 0% | 5% | 0% | 20% | 10% | 10% | 0% | 25% | 25% |
| March | 0% | 0% | 0% | 0% | 5% | 0% | 5% | 20% | 10% | 10% | 0% | 30% | 20% |
| February | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 20% | 10% | 10% | 0% | 45% | 5% |
| January | 0% | 0% | 0% | 20% | 0% | 0% | 5% | 10% | 5% | 10% | 0% | 35% | 15% |
| **2007** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 0% | 0% | 0% | 20% | 10% | 0% | 10% | 0% | 5% | 5% | 0% | 35% | 15% |
| November | 0% | 0% | 0% | 20% | 0% | 0% | 10% | 0% | 10% | 10% | 0% | 10% | 40% |
| October | 0% | 0% | 0% | 20% | 5% | 0% | 15% | 0% | 10% | 0% | 0% | 10% | 40% |
| September | 0% | 0% | 0% | 20% | 0% | 0% | 15% | 0% | 10% | 5% | 0% | 0% | 50% |
| August | 0% | 0% | 0% | 20% | 5% | 0% | 15% | 0% | 10% | 0% | 0% | 35% | 15% |
| July | 10% | 0% | 5% | 0% | 0% | 15% | 10% | 0% | 10% | 0% | 0% | 0% | 50% |
| June | 20% | 0% | 20% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 40% |
| May | 10% | 0% | 20% | 0% | 20% | 20% | 5% | 15% | 0% | 0% | 0% | 0% | 10% |
| April | 0% | 0% | 20% | 0% | 20% | 20% | 5% | 10% | 0% | 10% | 0% | 0% | 15% |
| March | 0% | 0% | 20% | 5% | 20% | 20% | 0% | 15% | 0% | 0% | 20% | 0% | 0% |
| February | 20% | 0% | 20% | 0% | 0% | 20% | 0% | 5% | 0% | 0% | 20% | 0% | 15% |
| January | 15% | 0% | 15% | 10% | 5% | 20% | 0% | 20% | 0% | 0% | 15% | 0% | 0% |
| **2006** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 15% | 0% | 0% | 20% | 5% | 20% | 0% | 15% | 0% | 0% | 20% | 0% | 5% |
| November | 5% | 0% | 0% | 20% | 10% | 20% | 0% | 20% | 0% | 0% | 20% | 0% | 5% |
| October | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 20% | 20% |
| September | 0% | 0% | 5% | 0% | 10% | 0% | 0% | 10% | 0% | 10% | 15% | 0% | 50% |
| August | 5% | 0% | 5% | 0% | 0% | 10% | 0% | 5% | 0% | 5% | 20% | 0% | 50% |
| July | 5% | 0% | 5% | 0% | 0% | 15% | 0% | 0% | 0% | 10% | 15% | 0% | 50% |
| June | 0% | 0% | 20% | 0% | 0% | 15% | 0% | 0% | 0% | 10% | 5% | 0% | 50% |
| May | 0% | 0% | 15% | 0% | 0% | 20% | 0% | 20% | 0% | 10% | 15% | 0% | 20% |
| April | 0% | 5% | 10% | 0% | 0% | 20% | 0% | 20% | 0% | 10% | 15% | 0% | 20% |
| March | 0% | 0% | 5% | 0% | 0% | 0% | 10% | 15% | 0% | 10% | 10% | 0% | 50% |
| February | 0% | 0% | 10% | 0% | 0% | 0% | 10% | 15% | 0% | 10% | 5% | 0% | 50% |
| January | 0% | 0% | 20% | 0% | 0% | 0% | 10% | 15% | 0% | 10% | 0% | 0% | 45% |

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

**Hypothetical, historical allocations:** The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

# JPMorgan ETF Efficiente 5 Index Hypothetical Back-Tested Historical Weightings

## J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2003 through 2005

| 2005 | SPY | IWM | EFA | TLT | LQD | HYG | EEM | EMB | GSG | GLD | IYR | TIP | Cash |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| December | 0% | 0% | 5% | 0% | 0% | 10% | 20% | 5% | 0% | 10% | 0% | 0% | 50% |
| November | 0% | 0% | 5% | 0% | 0% | 20% | 10% | 15% | 10% | 10% | 5% | 0% | 25% |
| October | 0% | 0% | 0% | 20% | 0% | 0% | 15% | 10% | 10% | 10% | 5% | 0% | 30% |
| September | 0% | 0% | 0% | 20% | 0% | 0% | 5% | 15% | 10% | 0% | 15% | 5% | 30% |
| August | 0% | 0% | 0% | 10% | 0% | 10% | 15% | 0% | 10% | 0% | 15% | 0% | 40% |
| July | 0% | 0% | 0% | 20% | 0% | 0% | 10% | 10% | 10% | 0% | 15% | 5% | 30% |
| June | 0% | 0% | 0% | 20% | 0% | 0% | 5% | 20% | 10% | 0% | 0% | 45% | 0% |
| May | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 5% | 0% | 5% | 0% | 20% | 30% |
| April | 0% | 0% | 20% | 15% | 0% | 10% | 15% | 0% | 5% | 0% | 0% | 5% | 30% |
| March | 0% | 0% | 15% | 15% | 0% | 20% | 20% | 5% | 5% | 5% | 0% | 5% | 10% |
| February | 0% | 0% | 10% | 20% | 5% | 20% | 20% | 5% | 0% | 5% | 5% | 10% | 0% |
| January | 0% | 0% | 0% | 10% | 5% | 20% | 20% | 5% | 0% | 5% | 20% | 15% | 0% |
| **2004** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 0% | 0% | 0% | 15% | 0% | 20% | 15% | 10% | 5% | 10% | 10% | 15% | 0% |
| November | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% | 5% | 0% | 20% | 35% | 0% |
| October | 0% | 0% | 0% | 15% | 0% | 20% | 0% | 5% | 10% | 0% | 10% | 35% | 5% |
| September | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% | 10% | 0% | 15% | 0% | 35% |
| August | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 20% | 10% | 0% | 0% | 40% | 10% |
| July | 15% | 10% | 0% | 0% | 0% | 10% | 0% | 0% | 10% | 0% | 5% | 10% | 40% |
| June | 20% | 0% | 5% | 0% | 0% | 15% | 0% | 0% | 10% | 0% | 0% | 35% | 15% |
| May | 10% | 0% | 20% | 0% | 10% | 20% | 0% | 0% | 10% | 0% | 0% | 10% | 20% |
| April | 0% | 0% | 5% | 0% | 0% | 10% | 10% | 15% | 5% | 0% | 20% | 35% | 0% |
| March | 0% | 0% | 10% | 0% | 0% | 20% | 15% | 0% | 5% | 0% | 20% | 30% | 0% |
| February | 0% | 0% | 20% | 0% | 10% | 20% | 15% | 5% | 0% | 10% | 15% | 5% | 0% |
| January | 0% | 0% | 15% | 0% | 0% | 20% | 20% | 5% | 5% | 10% | 10% | 10% | 5% |
| **2003** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 0% | 0% | 15% | 0% | 0% | 20% | 20% | 5% | 0% | 10% | 10% | 5% | 15% |
| November | 0% | 10% | 10% | 0% | 0% | 20% | 20% | 5% | 5% | 10% | 0% | 10% | 10% |
| October | 0% | 5% | 15% | 0% | 0% | 20% | 20% | 5% | 0% | 10% | 5% | 20% | 0% |
| September | 0% | 10% | 5% | 10% | 0% | 20% | 20% | 5% | 0% | 0% | 10% | 0% | 20% |
| August | 0% | 10% | 0% | 0% | 10% | 20% | 15% | 10% | 0% | 0% | 20% | 15% | 0% |
| July | 0% | 10% | 0% | 0% | 20% | 20% | 5% | 20% | 0% | 0% | 20% | 5% | 0% |
| June | 0% | 10% | 0% | 0% | 20% | 20% | 5% | 20% | 10% | 10% | 0% | 5% | 0% |
| May | 0% | 0% | 0% | 0% | 20% | 20% | 5% | 20% | 10% | 0% | 0% | 25% | 0% |
| April | 15% | 0% | 0% | 0% | 20% | 20% | 5% | 20% | 10% | 10% | 0% | 0% | 0% |
| March | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 20% | 10% | 10% | 0% | 20% | 0% |
| February | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 20% | 10% | 10% | 0% | 20% | 0% |
| January | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 10% | 10% | 0% | 40% | 0% |

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

**Hypothetical, historical allocations:** The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

# JPMorgan ETF Efficiente 5 Index Hypothetical Back-Tested Historical Weightings

| J.P. Morgan ETF Efficiente 5 Index (the "Index") Weightings – 2000 through 2002 | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2002** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 50% | 0% |
| November | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 10% | 0% | 0% | 50% | 0% |
| October | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 0% | 10% | 10% | 0% | 50% | 0% |
| September | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 0% | 10% | 10% | 0% | 50% | 0% |
| August | 0% | 0% | 0% | 20% | 5% | 0% | 0% | 0% | 10% | 10% | 5% | 50% | 0% |
| July | 0% | 0% | 0% | 20% | 5% | 0% | 0% | 0% | 10% | 10% | 5% | 50% | 0% |
| June | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 5% | 10% | 10% | 5% | 50% | 0% |
| May | 0% | 10% | 5% | 0% | 0% | 20% | 20% | 5% | 5% | 10% | 10% | 0% | 15% |
| April | 0% | 10% | 0% | 0% | 0% | 20% | 20% | 5% | 0% | 10% | 15% | 0% | 20% |
| March | 0% | 5% | 0% | 20% | 20% | 0% | 20% | 5% | 0% | 10% | 0% | 10% | 10% |
| February | 0% | 5% | 0% | 20% | 20% | 0% | 20% | 5% | 0% | 10% | 0% | 0% | 20% |
| January | 0% | 10% | 0% | 20% | 20% | 0% | 0% | 20% | 0% | 10% | 0% | 0% | 20% |
| **2001** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 10% | 0% | 50% | 0% |
| November | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 10% | 0% | 50% | 0% |
| October | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 10% | 0% | 50% | 0% |
| September | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 20% | 40% | 0% |
| August | 0% | 0% | 0% | 10% | 20% | 0% | 0% | 0% | 0% | 0% | 20% | 50% | 0% |
| July | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 50% | 0% |
| June | 0% | 10% | 0% | 0% | 0% | 20% | 0% | 20% | 0% | 0% | 0% | 50% | 0% |
| May | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 10% | 0% | 0% | 20% | 50% | 0% |
| April | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 50% | 0% |
| March | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 50% | 0% |
| February | 0% | 0% | 0% | 10% | 20% | 20% | 0% | 20% | 10% | 0% | 0% | 20% | 0% |
| January | 0% | 0% | 0% | 20% | 20% | 0% | 0% | 20% | 10% | 0% | 15% | 15% | 0% |
| **2000** | **SPY** | **IWM** | **EFA** | **TLT** | **LQD** | **HYG** | **EEM** | **EMB** | **GSG** | **GLD** | **IYR** | **TIP** | **Cash** |
| December | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 50% | 0% |
| November | 0% | 0% | 0% | 20% | 20% | 10% | 0% | 20% | 10% | 0% | 0% | 20% | 0% |
| October | 0% | 0% | 0% | 0% | 20% | 20% | 0% | 20% | 10% | 0% | 15% | 15% | 0% |
| September | 15% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 10% | 0% | 15% | 40% | 0% |
| August | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 20% | 5% | 0% | 20% | 50% | 0% |
| July | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 20% | 10% | 0% | 15% | 50% | 0% |
| June | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 20% | 10% | 0% | 15% | 50% | 0% |
| May | 5% | 5% | 0% | 0% | 0% | 0% | 5% | 20% | 10% | 0% | 10% | 45% | 0% |
| April | 0% | 5% | 0% | 10% | 0% | 0% | 20% | 5% | 10% | 0% | 0% | 50% | 0% |
| March | 0% | 10% | 0% | 0% | 0% | 0% | 15% | 10% | 10% | 10% | 0% | 0% | 45% |
| February | 0% | 10% | 5% | 0% | 0% | 0% | 20% | 5% | 10% | 10% | 0% | 0% | 40% |
| January | 0% | 0% | 20% | 0% | 0% | 0% | 20% | 5% | 10% | 10% | 0% | 0% | 35% |

Please see the Glossary on the last page for definitions related to these exchange traded fund tickers. Please see key risks on the last page for additional information. Source: J.P. Morgan. Past allocations to exchange traded funds are not indicative of actual weights that would be assigned to the ETFs during the term of your investment. The levels of the Index reflect the performance of the index components above a cash index and incorporate an daily adjustment factor of 0.50% per annum.

**Hypothetical, historical allocations:** The hypothetical monthly allocations are obtained from hypothetical back-testing of the algorithm used to construct the Index and should not be considered indicative of the actual weights that would be assigned to the applicable exchange traded funds during the term of your investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in the allocations among the exchange traded funds consistent with the hypothetical allocations displayed in the preceding charts. The hypothetical historical weights above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. Alternative modelling techniques or assumptions would produce different hypothetical allocation information that might prove to be more appropriate and that might differ significantly from the hypothetical historical allocations set forth above. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical allocations contained in the table above.

J.P.Morgan

| Glossary | |
|---|---|
| SPY | SPDR® S&P 500® ETF Trust |
| IWM | iShares® Russell 2000 ETF |
| EFA | iShares® MSCI EAFE ETF |
| TLT | iShares® 20+ Year Treasury Bond ETF |
| LQD | iShares® iBoxx $ Investment Grade Corporate Bond ETF |
| HYG | iShares® iBoxx $ High Yield Corporate Bond ETF |
| EEM | iShares® MSCI Emerging Markets ETF |
| EMB | iShares® J.P. Morgan USD Emerging Markets Bond ETF |
| GSG | iShares® S&P GSCI™ Commodity-Indexed Trust |
| GLD | SPDR® Gold Trust |
| IYR | iShares® U.S. Real Estate ETF |
| TIP | iShares® TIPS Bond ETF |
| Cash | JPMorgan Cash Index USD 3 Month |

**Key Risks**

■ The Index comprises notional assets and liabilities – There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■ There are risks associated with a momentum-based investment strategy - The Index is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

■ Correlation of performance among the Index constituents may reduce Index performance.

■ Our affiliate, JPMSL, is the Calculation Agent and may adjust the Index in a way that affects its level—the policies and judgements for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMSL is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The Index may be partially uninvested, may not be successful, may not outperform any alternative strategy related to the Index constituents, or may not achieve its target volatility of 5%.

■ The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Index constituents by asset type and geographical region.

■ Changes in the value of the Index constituents may offset each other.

■ An investment linked to the Index is subject to risks associated with non-U.S securities markets, such as emerging markets and currency exchange risk.

■ The Index was established on October 29, 2010 and has a limited operating history.

J.P.Morgan